Filed pursuant to 424(b)(3)
Registration No. 333-133116

SUPPLEMENT NO. 17
DATED MARCH 26, 2008
TO THE PROSPECTUS DATED OCTOBER 6, 2006
OF BEHRINGER HARVARD REIT I, INC.

This Supplement No. 17 supplements, and should be read in conjunction with, the prospectus of Behringer Harvard REIT I, Inc. dated October 6, 2006, Supplement No. 6 dated April 24, 2007, Supplement No. 7 dated May 15, 2007, Supplement No. 9 dated July 13, 2007, Supplement No. 10 dated August 15, 2007, Supplement No. 11 dated August 16, 2007, Supplement No. 12 dated October 19, 2007, Supplement No. 13 dated November 8, 2007, Supplement No. 14 dated November 14, 2007, Supplement No. 15 dated November 30, 2007 and Supplement No. 16 dated December 12, 2007.   Supplement No. 6 superseded and replaced the following prior supplements to the prospectus dated October 6, 2006:  Supplement No. 1 dated November 1, 2006, Supplement No. 2 dated November 15, 2006, Supplement No. 3 dated November 30, 2006, Supplement No. 4 dated December 22, 2006 and Supplement No. 5 dated February 23, 2007.  Supplement No. 9 superseded and replaced Supplement No. 8 dated July 12, 2007. Unless otherwise defined in this Supplement No. 17, capitalized terms used in this supplement have the same meanings as set forth in the prospectus.

Status of the Offering

We commenced our third public offering of common stock on October 20, 2006.  Through March 20, 2008 we have accepted investors’ subscriptions to this offering and issued approximately 112 million shares of our common stock resulting in aggregate gross proceeds of approximately $1.1 billion.

Suitability Standards

This section supplements the discussion contained in our prospectus under the heading “Suitability Standards,” which begins on page v of the prospectus.

Effective as of March 26, 2008, investors in New Mexico must have, excluding the value of the investor’s home, home furnishings and automobiles, either (1) a net worth of at least $250,000 or (2) a gross annual income of at least $70,000 and a net worth of at least $70,000.

Risk Factors

The following risk factor is added directly following the risk factor “We are uncertain of our sources for funding of future capital needs, which could adversely affect the value of our investments,” and the related discussion thereunder, which appears in the prospectus on page 43 under the heading “Risk Factors — Risks Related to Our Business in General.”

Instability in the credit market and real estate market could have a material adverse effect on our results of operations, financial condition and ability to pay distributions to you.

If debt financing is not available on terms and conditions we find acceptable, we may not be able to obtain financing for investments.  Recently, domestic and international financial markets have experienced unusual volatility and uncertainty.  If this volatility and uncertainty persists, our ability to borrow monies to finance the purchase of, or other activities related to, real estate assets will be significantly impacted.  If we are unable to borrow monies on terms and conditions that we find acceptable, we likely will have to reduce the number of properties we can purchase, and the return on the properties we do purchase likely will be lower.  In addition, we may find it difficult, costly or impossible to refinance indebtedness which is maturing.  If interest rates are higher when the properties are refinanced, we may not be able to finance the properties and our income could be reduced. In addition, if we pay fees to lock-in a favorable interest rate, falling interest rates or other factors could require us to forfeit these fees.  All of these events would have a material adverse effect on our results of operations, financial condition and ability to pay distributions to you.

In addition to volatility in the credit markets, the real estate market is subject to fluctuation and can be impacted by factors such as general economic conditions, supply and demand, availability of financing and interest rates. To the extent we purchase real estate in an unstable market, we are subject to the risk that if the real estate market ceases to attract the same level of capital investment in the future that it attracts at the time of our purchases, or the number of companies seeking to acquire properties decreases, the value of our investments may not appreciate or may decrease significantly below the amount we pay for these investments.

Investment Objectives and Criteria

Borrowing Policies

This section supplements the discussion contained in our prospectus under the heading “Investment Objectives and Criteria — Borrowing Policies,” which begins on page 106 of the prospectus.

As we look to 2008, we are aware of the uncertainty created by the “credit crunch” and the collapse of the credit markets that have been unfolding since the second half of 2007. Aside from the obvious disruptions in the residential housing market caused by the sub-prime loan mess, there is much concern that commercial real estate owners will not be able to refinance existing debt in the coming months or years. Additionally, there has been worry that real estate owners with floating rate debt will have their terms reset at dramatically higher interest rates, causing reduced distributable cash flow from their properties.

Although the treacherous current market has created a lack of credit accessibility and a rising cost of debt that is available, we believe that it is important for our investors to know that we have negligible exposure for refinancing any of our debt in the next few years. In 2008, we have no scheduled loans due or any that will require refinancing. For 2009, we are in a similar position with only one loan of approximately $19 million that will come due, out of a portfolio of loans totaling approximately $3.2 billion. Should this market environment extend into 2010, which we do not believe will happen, our exposure even then is limited.

In addition, with the exception of a $3 million loan we assumed in connection with the IPC US Real Estate Investment Trust (“IPC”) transaction and our $500 million credit facility, we have placed all of our debt on a fixed interest rate basis. As of year end, we had drawn $340 million under our credit facility in connection with the IPC transaction. Of that amount, we hedged $200 million for the term of the facility in order to create a fixed interest rate on that amount. As a result of these actions, our debt is less susceptible to the current interest rate volatility. Further, our portfolio is financed at a blended interest rate of approximately 5.7%, which we believe is below current market rates.

We expect that draws under our credit facility, along with proceeds from the sale of shares through the end of this offering, can provide capital to replace our debt coming due in 2009 or 2010, if needed, as well as provide capital to continue to grow the our portfolio as opportunities surface this year and next.

Some Wall Street analysts have implied that assembling capital in the months ahead may allow lower leverage buyers to take advantage of the credit crisis by being able to purchase real estate at higher cap rates than in 2006 and 2007 from owners under credit pressure. Should this occur, we believe we will be ready to pursue these opportunities. Avoiding credit risk has always been an important strategy for us, our portfolio and our stockholders.  We think this strategy will be extremely beneficial during these turbulent times.

We continue to have capital available and will seek to invest it as we near completion of this offering and assembly of our portfolio with those proceeds.

Customary Note Regarding Forward-Looking Statements

Certain statements in this Supplement No. 17 constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  These forward-looking statements relate to, without limitation, our susceptibility to current interest rate volatility, our ability to provide capital to replace our debt and to grow our portfolio and our ability to purchase real estate assets in the months ahead.  These statements, which may be identified by words such as “may,” “expects,” “believes,” and “seeks,” and similar expressions, reflect the intent, belief or current expectations of our management and Behringer Advisors based on their knowledge and understanding of our business and industry.  These statements are not historical facts or guarantees of our future performance, and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause our actual results to differ materially from those expressed or forecasted in the forward-looking statements.  We intend for these forward-looking statements to be covered by the applicable safe harbor provisions created by Section 27A of the Securities Act and Section 21E of the Exchange Act.

We caution you not to place undue reliance on the forward-looking statements contained in this Supplement No. 17, which reflect the views of our management and Behringer Advisors only as of the date of this Supplement.  Even those forward-looking statements that were true at the time this Supplement was prepared may ultimately prove to be incorrect or false.  We undertake no obligation to update or revise these statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results.  The forward-looking statements in this Supplement should be read in light of the risk factors identified in the “Risk Factors” section of our prospectus, as supplemented, including without limitation the “— Risks Related to Our Business in General” and “— Risks Associated with Debt Financing” sections.